<center>**Subscription Agreement**</center>

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Ladies and Gentlemen:

The undersigned understands that 10XTS, Inc., a Corporation organized under the laws of Delaware (the "**Company**"), is offering up to $1,070,000.00 of the Company's Non-voting Common Stock at a price per share of $3.75 (the "**Securities**") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated September 24, 2018, as amended January 31, 2019, and from time to time thereafter, filed with the U.S. Securities and Exchange Commission and all of the exhibits filed therewith, including, but not limited to, the 10XTS Whitepaper, the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated Bylaws of the Company, and the Risk Factors (collectively, the "**Form C**"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("**Regulation Crowdfunding**") and without registration of the Securities under the Act.

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers in any manner selected by the Company in its sole discretion.

3. **The Closing**. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at 11:59 p.m. EST on September 24, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. **Payment for Securities**. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "**Escrow Agent**") from the undersigned by wire/ach transfer/credit card of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by North Capital Private Securities, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CrowdFunding.

5. **Representations and Warranties of the Company**. As of the Closing, the Company represents and warrants that:

    a. The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    c. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

    d. Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings sand approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned**. The undersigned hereby represents and warrants to and covenants with the Company that:

   a. **General**.

      i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

      ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

      iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

      iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   b. **Information Concerning the Company**.

      i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

      ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C of which the form of this Subscription Agreement is a part. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of their respective affiliates as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed das of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding g or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the Closing Date to cancel the purchase and get a full refund.

c. **No Guaranty**. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d. **Status of Undersigned**. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e. **Restrictions on Transfer or Sale of Securities**.

   i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

   ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the **"Commission"**) provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

iv. The undersigned understands and acknowledges that the Company's stock is subject to a right of first refusal benefiting the Company under the terms of Section 6.6 of the Company's Bylaws (the "**ROFR**"). The undersigned agrees to the terms of the ROFR.

f. **Uncertified Shares**. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives any right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares. The undersigned acknowledges and agrees that the Company may utilize a transfer agent for purposes of maintaining or facilitating recorded changes in ownership of the Company's outstanding shares and such other services ordinarily provided by transfer agents. The undersigned agrees to conform to the requirements of any such transfer agent engaged by the Company. Additionally, the undersigned acknowledges that the Company intends to utilize a distributed ledger technology share register as contemplated and described in the documents contained in the Form C, including, without limitation, the Company's Amended and Restated Bylaws and the Risk Factors. The undersigned consents to the authorities granted to the board of directors of the Company with respect to any such distributed ledger technology share register pursuant to the Company's Amended and Restated Bylaws.

7. **Conditions to Obligations of the Undersigned and the Company**. The obligations of the undersigned to purchase and pay for the Securities specified don the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Revisions to Manner of Holding**. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company

("**Crowdfunding SPVs**") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. **Company Redemption**.

    a. **Redemption**. At any time after March 31, 2020, the Company, may at its option, redeem up to 6,500 shares of the outstanding Securities (as adjusted for any stock splits, stock dividends and the like) acquired by the undersigned pursuant hereto or otherwise at a price per share equal to the Redemption Price (as defined below), provided, however, that for so long as the undersigned holds more than 6,500 shares (as adjusted for any stock splits, stock dividends and the like) of the Securities, then the Company may not exercise its redemption rights under this Section 9.

    b. **Date Fixed for, and Notice of, Redemption**. In the event the Company shall elect to redeem all/all or any portion of the Securities, the Company shall fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the date fixed for redemption (or such longer period of time as may be required by applicable laws and regulations) to the undersigned at the last addresses as it shall appear on the Company's records. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the undersigned received such notice.

    c. **Redemption Price**. For the purposes hereof, "**Redemption Price**" means the fair market value share price of a Non-voting Common Stock share as determined by the board of directors of the Company after considering a third party determination relating thereto procured by the Board from a qualified appraiser, but in no event less than $3.75 per share (as adjusted for any stock splits, stock dividends and the like) acquired pursuant to this Subscription Agreement plus a deemed appreciation rate of 3.5% per year, simple interest, based upon the number of days from the Closing Date to the Redemption Date.

10. **Obligations Irrevocable**. Following the Closing, the obligations of the undersigned shall be irrevocable.

11. **Waiver, Amendment**. Neither this Subscription Agreement nor any provisions hereof shall be modified changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. **Assignability**. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. **Waiver of Jury Trial**. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. **Dispute Resolution**.

    a. If a dispute arises from or relates to this Subscription Agreement or the breach thereof, and if the dispute cannot be settled through direct discussions between the Company and the undersigned (each a "**Party**" and together, the "**Parties**"), the Parties agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Procedures before resorting to arbitration. The parties further agree that any unresolved controversy or claim arising out of or relating to this contract, or breach thereof, shall be settled by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

    b. Claims shall be heard by a single arbitrator. The arbitrator shall have a minimum of ten years experience in matters involving corporate law. Hearings will take place pursuant to the standard procedures of the Commercial Arbitration Rules that contemplate in person hearings. The arbitrators may determine how the costs and expenses of the arbitration shall be allocated between the Parties, but they shall not award attorneys' fees. Except as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

    c. Each Party covenants and agrees that such Party will participate in the arbitration in good faith. This Section 14 applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm.

    d. Each Party (i) hereby irrevocably submits to the jurisdiction of any court of competent jurisdiction located in Hamilton County, Ohio, for the purpose of enforcing the award or decision in any such proceeding, (ii) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution (except as protected by applicable law), that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby waives and agrees not to seek any review by any court of any other jurisdiction which may be called upon to grant an enforcement of the judgment of any such court. Each Party hereby consents to service of process by registered mail at the address to which notices are to be given. Each Party agrees that its, his or her submission to jurisdiction and its, his or her consent to service of process by mail is made for the express benefit of each other Party. Final judgment against any Party in any such action, suit or proceeding may be enforced in other jurisdictions by suit, action or proceeding on the judgment, or in any other manner provided by or pursuant to the laws of such other jurisdiction.

15. **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

16. **Section and Other Headings**. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. **Counterparts**. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. **Notices**. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other).

19. **Binding Effect**. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. **Survival**. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. **Notification of Changes**. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any

representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. **Severability**. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

The undersigned has executed this Agreement as of the date and year set forth below and hereby subscribes for the following Securities:

_____ shares of Non-Voting Common Stock at the price of
(write in number of shares being acquired) $3.75/share, and an aggregate price equal to the number of shares indicated multiplied by $3.75.

PURCHASER (if an entity):

Name of Purchaser: _____

By: _____

Name: _____

Title: _____

Date: _____

E-mail: _____

Address: _____

_____

_____

PURCHASER (if an individual):

Name of Purchaser: _____

Signature: _____

Date: _____

E-mail: _____

Address: _____

_____

_____